EXHIBIT 21.1

SUBSIDIARIES OF THESTREET, INC.(1)

ENTITY	JURISDICTION OF INCORPORATION
Bankers Financial Products Corporation	Wisconsin
The Deal, LLC	Delaware
Management Diagnostics Limited	UK

(1)    Certain other subsidiaries of TheStreet, Inc. have been omitted because, in the aggregate, they would not constitute a significant subsidiary.